UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.
(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.
X-702, 60 Anli Road, Chaoyang District, Beijing
People’s Republic of China 100101
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 30, 2024, ReTo Eco-Solutions, Inc., a British Virgin Islands business company (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain purchasers (“Purchasers”) listed on the signature pages thereto (the “Purchasers”), in connection with the issuance and sale (the “Private Placement”) of an aggregate of 14,095,200 Class A shares, par value US$0.10 per share, of the Company (the “Class A Shares”) at $1.38 per share for an aggregate of purchase price of $19,451,376.

The Securities Purchase Agreement contains customary representations, warranties and agreements by the Company and the Purchasers, and indemnification obligations of the Company against certain liabilities, including for liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of that agreement, the form of which is attached hereto as Exhibit 10.1.

The sale of the Class A Shares is being made pursuant to the provisions of Regulation S promulgated under the Securities Act.

On the same day, the parties closed the Private Placement. The Company intends to use the net proceeds from the Private Placement for future mergers and acquisitions and working capital purposes.

On August 30, 2024, the Company engaged Jaash Investment Limited, a company organized under the laws of Hong Kong (the “Financial Advisor”), for consulting services in connection with the Private Placement and agreed to issue 1,268,568 Class A Shares to the Financial Advisor as consideration for its services within 5 business days after the closing of the Private Placement. The 1,268,568 Class A Shares were issued pursuant to Section 4(a)(2) of the Securities Act on the closing date of the Private Placement.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into each of (i) the registration statement on Form F-3, as amended (File No. 333-267101), of the Company, (ii) the registration statement on Form S-8, as amended (File No. 333-270355), of the Company, (iii) the registration statement on Form S-8, as amended (File No. 333-264499), and (iv) the registration statement on Form S-8 (File No. 333-280119), of the Company and to be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement by and between the Company and the Purchasers listed on the signature pages thereto
104	Cover Page Interactive Data File (formatted as inline XBRL)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2024	RETO ECO-SOLUTIONS, INC.

	By:	/s/ Hengfang Li
	Name:	Hengfang Li
	Title:	Chief Executive Officer

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